Exhibit 3.1

     First Paragraph of Article 4 of Articles of Incorporation, as amended:

“The total number of shares of capital stock which the Corporation has authority to issue is 79,125,000, of which 1,000,000 shall be serial preferred stock, $0.01 par value per share (hereinafter the “Preferred Stock”), and 78,125,000 shall be common stock, $0.01 par value per share (hereinafter the “Common Stock”).”